FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi plus Imjudo recommended for approval in the EU by CHMP for the treatment of advanced liver and lung cancers

19 December 2022 07:10 GMT

Imfinzi plus Imjudo recommended for approval in the EU
by CHMP for the treatment of advanced liver and lung cancers

Positive opinions based on significant survival benefit
in HIMALAYA and POSEIDON Phase III trials

AstraZeneca's Imfinzi (durvalumab) and Imjudo (tremelimumab) combinations have been recommended for marketing authorisation in the European Union (EU) for advanced liver and lung cancers.

The concurrent positive opinions recommend authorising Imfinzi in combination with Imjudo for 1st-line treatment of adult patients with advanced or unresectable hepatocellular carcinoma (HCC); and Imfinzi in combination with Imjudo and platinum-based chemotherapy for the treatment of adult patients with Stage IV (metastatic) non-small cell lung cancer (NSCLC).

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) based its positive opinions on results from the HIMALAYA Phase III trial, which was published in the New England Journal of Medicine Evidence, and results from the POSEIDON Phase III trial, which was published in the Journal of Clinical Oncology.

Bruno Sangro, MD, PhD, Director of the Liver Unit at Clínica Universidad de Navarra, Professor of Internal Medicine at the University of Navarra School of Medicine and a lead investigator in the HIMALAYA trial, said: "Liver cancer is a leading cause of cancer death in Europe, and patients with advanced disease face an especially grim prognosis with limited treatment options in the 1st-line setting. The combination of Imjudo and Imfinzi demonstrated a meaningful improvement in overall survival with no increase in severe liver toxicity or bleeding risk, which are important considerations for these patients who often have advanced disease."

Solange Peters, MD, PhD, President of the European Society for Medical Oncology (ESMO), head of the medical oncology service and chair of thoracic oncology at Hospitalier Universitaire Vaudois, Lausanne, Switzerland, and principal investigator in the POSEIDON trial, said: "Metastatic non-small cell lung cancer remains a complex and devastating diagnosis and there is still an urgent need for new life-extending treatment options. The latest data from the POSEIDON trial demonstrate the long-term survival benefit of Imjudo added to Imfinzi and chemotherapy and support the important role this novel combination could have for patients with metastatic non-small cell lung cancer in Europe."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Patients in Europe diagnosed with these advanced cancers urgently need treatment combinations that can help them live longer. If approved, these Imjudo and Imfinzi combinations will provide patients with novel options that harness the potential long-term survival benefits seen with CTLA-4 inhibition."

Imjudo and Imfinzi in liver cancer
The CHMP positive opinion for the treatment of HCC is based on results from the HIMALAYA Phase III trial, in which a single dose of the anti-CTLA-4 antibody Imjudo 300mg added to the anti-PD-L1 antibody Imfinzi 1500mg followed by Imfinzi every four weeks (STRIDE regimen) reduced the risk of death by 22% versus sorafenib (hazard ratio [HR] 0.78; 95% confidence interval [CI], 0.66-0.92; p= 0.0035). An estimated 31% of patients treated with the combination were still alive after three years, with 20% of patients treated with sorafenib still alive at the same duration of follow-up.

The safety profiles of the combination of Imjudo added to Imfinzi and for Imfinzi alone were consistent with the known profiles of each medicine, and no new safety signals were identified.

Liver cancer is the third-leading cause of cancer death and the sixth most commonly diagnosed cancer worldwide.1,2 Approximately 87,000 Europeans were diagnosed with liver cancer in 2020, with 51% of patients at an advanced cancer stage at time of diagnosis. Rates of liver cancer continue to rise rapidly, with a 70% increase of liver cancer-related mortality in the EU from 1990-2019.3

Imjudo and Imfinzi in lung cancer
The CHMP positive opinion for the treatment of metastatic NSCLC is based on results from the POSEIDON Phase III trial, which showed patients treated with a limited course of five cycles of the anti-CTLA-4 antibody Imjudo added to Imfinzi plus four cycles of platinum-based chemotherapy experienced a 23% reduction in the risk of death versus a range of chemotherapy options (HR 0.77; 95% CI, 0.65-0.92; p=0.00304). An estimated 33% of patients were alive at two years versus 22% for chemotherapy. This treatment combination also reduced the risk of disease progression or death by 28% compared to chemotherapy alone (HR 0.72; 95% CI, 0.60-0.86; p=0.00031).

Updated results from the POSEIDON Phase III trial after approximately four years of follow-up presented at the European Society for Medical Oncology Congress 2022 demonstrated sustained survival benefit, improving overall survival (OS) by 25% compared to chemotherapy alone (HR 0.75; 95% CI, 0.63-0.88). An estimated 25% of patients treated with the combination were alive at three years versus 13.6% for those treated with chemotherapy alone.

The safety profile for Imjudo plus Imfinzi and chemotherapy was consistent with the known profiles of each medicine, and no new safety signals were identified.

Stage IV is the most advanced form of lung cancer and is often referred to as metastatic disease.4,5 Approximately 40% of people with NSCLC have Stage IV disease at the time of diagnosis.6 Almost 5% of patients with metastatic NSCLC in England will survive five years after diagnosis, based on data between 2013-2017.7

In October 2022, Imjudo plus Imfinzi was approved in the US for the treatment of adults with unresectable HCC. Imjudo plus Imfinzi in combination with platinum-based chemotherapy was approved in the US in November 2022 for the treatment of adults with metastatic NSCLC. Regulatory applications for both indications are also currently under review in several other countries based on the HIMALAYA and POSEIDON results, respectively.

Notes

Liver cancer
About 75% of all primary liver cancers in adults are HCC.1 Between 80-90% of all patients with HCC also have cirrhosis.8 Chronic liver diseases are associated with inflammation that over time can lead to the development of HCC.8

More than half of patients are diagnosed at advanced stages of the disease, often when symptoms first appear.9 A critical unmet need exists for patients with HCC who face limited treatment options.9 The unique immune environment of liver cancer provides clear rationale for investigating medications that harness the power of the immune system to treat HCC.9

Stage IV NSCLC
Lung cancer is the second most common form of cancer globally, with more than two million patients diagnosed in 2020.10 Lung cancer is broadly split into NSCLC and small-cell lung cancer (SCLC), with 80-85% classified as NSCLC. Within NSCLC, patients are classified as squamous, representing 25-30% of patients, or non-squamous, representing approximately 70-75% of patients.4, 11-12

HIMALAYA
HIMALAYA was a randomised, open-label, multicentre, global Phase III trial of Imfinzi monotherapy and a regimen comprising a single priming dose of Imjudo 300mg added to Imfinzi 1500mg followed by Imfinzi every four weeks versus sorafenib, a standard-of-care multi-kinase inhibitor.

The trial included a total of 1,324 patients with unresectable, advanced HCC who had not been treated with prior systemic therapy and were not eligible for locoregional therapy (treatment localised to the liver and surrounding tissue).

The trial was conducted in 181 centres across 16 countries, including in the US, Canada, Europe, South America and Asia. The primary endpoint was OS for the combination versus sorafenib and key secondary endpoints included OS for Imfinzi versus sorafenib, objective response rate and progression-free survival (PFS) for the combination and for Imfinzi alone.

POSEIDON
The POSEIDON trial was a randomised, open-label, multi-centre, global, Phase III trial of Imfinzi plus platinum-based chemotherapy or Imfinzi, tremelimumab and chemotherapy versus chemotherapy alone in the 1st-line treatment of 1,013 patients with metastatic NSCLC. The trial population included patients with either non-squamous or squamous disease and the full range of PD-L1 expression levels. POSEIDON excluded patients with certain epidermal growth factor receptor (EGFR) mutations or anaplastic lymphoma kinase (ALK) fusions.

In the experimental arms, patients were treated with a flat dose of either Imfinzi (1,500mg) or Imfinzi plus Imjudo (75mg) with up to four cycles of chemotherapy every three weeks before either Imfinzi maintenance once every four weeks or Imfinzi and a fifth dose of Imjudo given at week 16. In comparison, the control arm allowed up to six cycles of chemotherapy. Pemetrexed maintenance treatment was allowed in all arms in patients with non-squamous disease if given during the induction phase. Nearly all patients with non-squamous disease (95.5%) had pemetrexed and platinum, while the majority of patients with squamous disease receiving chemotherapy (88.3%) received gemcitabine and platinum.

Primary endpoints included PFS and OS for the Imfinzi plus chemotherapy arm. Key secondary endpoints included PFS and OS in the Imfinzi plus Imjudo and chemotherapy arm. As PFS endpoints were met for both experimental arms, the prespecified statistical analysis plan allowed for testing OS in the Imfinzi plus Imjudo and chemotherapy arm. The OS trend observed in the Imfinzi plus chemotherapy arm did not achieve statistical significance. The trial was conducted in more than 150 centres across 18 countries, including the US, Europe, South America, Asia and South Africa.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III NSCLC in patients whose disease has not progressed after chemoradiotherapy and is the global standard of care in this setting based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage SCLC based on the CASPIAN Phase III trial. In an exploratory analysis in 2021, updated results from the CASPIAN trial showed Imfinzi plus chemotherapy tripled patient survival at three years versus chemotherapy alone.

Imfinzi is also approved in combination with Imjudo and chemotherapy in metastatic NSCLC in the US; in combination with chemotherapy in locally advanced or metastatic biliary tract cancer (BTC) in the US and several other countries, in combination with Imjudo in unresectable HCC in the US and in previously treated patients with advanced bladder cancer in several countries.

Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several gastrointestinal (GI) cancers, ovarian cancer, endometrial cancer and other solid tumours.

Imjudo
Imjudo (tremelimumab) is a human monoclonal antibody that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Imjudo blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death.

In addition to its approved indications in liver and lung cancers, Imjudo is being tested in combination with Imfinzi across multiple tumour types including locoregional HCC (EMERALD-3), SCLC (ADRIATIC) and bladder cancer (VOLGA and NILE).

AstraZeneca in GI cancers
AstraZeneca has a broad development programme for the treatment of GI cancers across several medicines and a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new cancer cases leading to approximately 3.6 million deaths.13

Within this programme, the Company is committed to improving outcomes in gastric, liver, BTC, oesophageal, pancreatic and colorectal cancers.

Imfinzi is being assessed in combinations in liver, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease across settings.

The Company aims to understand the potential of Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, in the two most common GI cancers, colorectal and gastric cancers. Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib) is a first-in-class PARP inhibitor with a broad and advanced clinical trial programme across multiple GI tumour types including pancreatic and colorectal cancers. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and Imjudo (tremelimumab); Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immuno-oncology (IO)
AstraZeneca is a pioneer in introducing the concept of immunotherapy into dedicated clinical areas of high unmet medical need. The Company has a comprehensive and diverse IO portfolio and pipeline anchored in immunotherapies designed to overcome evasion of the anti-tumour immune response and stimulate the body's immune system to attack tumours.

AstraZeneca aims to reimagine cancer care and help transform outcomes for patients with Imfinzi as a single treatment and in combination with Imjudo as well as other novel immunotherapies and modalities. The Company is also exploring next-generation immunotherapies like bispecific antibodies and therapeutics that harness different aspects of immunity to target cancer.

AstraZeneca is boldly pursuing an innovative clinical strategy to bring IO-based therapies that deliver long-term survival to new settings across a wide range of cancer types. With an extensive clinical programme, the Company also champions the use of IO treatment in earlier disease stages, where there is the greatest potential for cure.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   ASCO. Liver Cancer: View All Pages. Available at: https://www.cancer.net/cancer-types/liver-cancer/view-all. Accessed November 2022.
2.   WHO. Liver Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/11-Liver-fact-sheet.pdf. Accessed November 2022.
3.   EASL. Liver Cancer Care Collaborative Projects. Available at: https://easl.eu/liver-cancer-care-collaborative-projects/. Accessed November 2022.
4.   Cancer.net. Lung Cancer - Non-Small Cell: Stages. Available at: https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/stages. Accessed November 2022.
5.   American Cancer Society. Non-Small Cell Lung Cancer Stages. Available at: https://www.cancer.org/cancer/lung-cancer/detection-diagnosis-staging/staging-nsclc.html. Accessed November 2022.
6.   Engel-Nitz N, et al. Real-World Costs of Adverse Events in First-Line Treatment of Metastatic Non-Small Cell Lung Cancer. JMCP. 2020;26(6):729.
7.   Cancer Research UK. Lung cancer survival. Available at: https://www.cancerresearchuk.org/about-cancer/lung-cancer/survival. Accessed November 2022.
8.   Tarao K, et al. Real impact of liver cirrhosis on the development of hepatocellular carcinoma in various liver diseases-meta‐analytic assessment. Cancer Med. 2019;8(3):1054-1065.
9.   Colagrande S, et al. Challenges of advanced hepatocellular carcinoma. World J Gastroenterol. 2016;22(34):7645-7659.
10.  WHO. International Agency of Cancer Research. Lung Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed November 2022.
11.  Abernethy AP, et al. Real-world first-line treatment and overall survival in non-small cell lung cancer without known EGFR mutations or ALK rearrangements in US community oncology setting. PLoS ONE. 2017;12(6):e0178420.
12.  Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small-cell lung cancer. Curr Oncol. 2019;26(1):37-42.
13.  WHO. World Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed November 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 December 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary